February 22, 2017

VIA EDGAR

Suzanne Hayes, Assistant Director Office of Healthcare and Insurance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Corium International, Inc. Form 10-K for the Fiscal Year Ended September 30, 2016 Filed December 20, 2016 File No. 001-36375

Dear Ms. Hayes:

Corium International, Inc. (“ we” , “ us” , “ our” or “ Company”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “ Staff” ), dated February 9, 2017, relating to the Company’ s Annual Report on Form 10-K (File No. 001-36375) for the fiscal year ended September 30, 2016 (the “ Form 10-K” ). We have set forth below the comments received by the Staff. Following each Staff comment is a summary of the Company’s action taken in response thereto.

Business

Endo Pharmaceuticals, Inc./Par Pharmaceutical, Inc., page 9

1.Please provide proposed disclosure to be included in future filings to provide the duration of your agreements with Par.

The Company acknowledges the Staff’s comment and will include the requested disclosure in the Company’s Form 10-K for the fiscal year ending September 30, 2017. In particular, the Company proposes to include the following sentence in the portion of the Business section related to the relationship with Par:

“The term of our Manufacturing and Supply Agreement with Par ends on November 12, 2023. The Product Development, Collaboration and License Agreement does not have a fixed expiration date, but it is no longer active as there are no outstanding performance obligations by either party under that agreement.”

The Procter & Gamble Company, page 10

2.Please provide proposed disclosure to be included in future filings regarding your agreements with Procter & Gamble, including the aggregate future milestones receivable under the license agreement, the termination provisions of the supply agreement and the duration and termination provisions of the joint development agreement.

The Company has historically received milestones from Procter & Gamble which have been disclosed in our filings with the Securities and Exchange Commission. Currently, however, there are no milestone payments owed to us under the agreement.  If we become eligible for any milestones, we will include the requested disclosure in the Company’s Form 10-K for the fiscal year ending September 30, 2017, or future filings, as applicable.

The Company will include the requested disclosure in the Company’s Form 10-K for the fiscal year ending September 30, 2017 with respect to the termination provisions of the supply agreement and the joint development agreement and the duration of the joint development agreement. In particular, the Company proposes to include the following disclosures in the portion of the Business section related to the relationship with Procter & Gamble:

“The Company or Procter & Gamble may terminate the supply agreement in the event of the other party’s material default or for convenience.”

“The term of the joint development agreement ends on June 13, 2020.  The Company or Procter & Gamble may terminate the joint development agreement in the event of material default by the other party, and Procter & Gamble may terminate the joint development agreement for convenience.”

Intellectual Property, page 14

3.Please provide proposed disclosure to be included in future filings which revises your description of your patent portfolio to provide the following information separately for each of your technology platforms, commercialized products and material product candidates:

•	Whether the patents are owned or licensed from a third party. If licensed from a third party, please identify the third party;
•	The type of patent protection such as composition of matter, use or process;
•	Patent expiration dates and expected expiration dates for pending patent applications, and if applicable, any steps that you are taking to pursue regulatory means to extend any of your patents; and
•	Identification of all applicable jurisdictions where patents are granted or patent applications are pending.

The Company acknowledges the Staff’s comment and offers the following background information related to its patent portfolio.  Our patents are designated to either of our two technology platforms, and as such, are also relevant to our commercialized products and/or our material product candidates, which are based on these platforms.  Our patent strategy therefore creates an inherent overlap among the identified categories (technology platforms, commercialized products, and material product candidates), making separation of any patent information into those identified categories impossible without double counting the patent filings, or misleading investors as to which patents relate to each specified category.  It is possible, however, to provide separate patent information for the two technology platforms, Corplex™ and MicroCor®.

With respect to our Corplex and MicroCor patents, the claims that have issued in many of our patents overlap all of the proposed categories, including composition of matter, use or process.    For example, Corium’s Australian Patent No. 2010204986 issued on September 15, 2016 has 27 patent claims, where claims 1-18 and 23-26 are composition of matter claims; claims 19-21 are method of manufacture (process) claims; and claims 22 and 27 are use or method of treatment claims.   This practice has become particularly common for us over the past several years. Therefore, we believe that delineating our patents based on a specified category of protection would create more potential for confusion.

The Company will provide more detail with respect to patent ownership, patent expiration dates and applicable jurisdictions. As a result, we propose to include the following revised language in the Intellectual Property portion of our Business section in our Form 10-K for the year ending September 30, 2017.  With respect to the bracketed language below, we will fill in the specific information at the time of filing the Form 10-K.

“For both our Corplex and MicroCor platforms, we own all relevant material patents. With respect to our Corplex technology and products, and as of [date], Corium owns or co-owns [number] U.S. issued patents and [number] foreign issued patents (which include granted European patents rights that have been validated in various EU member states) and [number] U.S. pending patents and [number] foreign pending patents.  The issued patents and patent applications, if issued, expire between 2021 and 2037 and include composition of matter, use and process claims to cover the proprietary technology platforms and specific products and product candidates.  Patents are issued or pending in Australia, Canada, China, Europe, Japan, Russia, and the United States.  With respect to our MicroCor technology and products, and as of [date], Corium owns [number] U.S. issued patents and [number] foreign issued patents (which include granted European patents rights that have been validated in various EU member states) and [number] U.S. pending patents and [number] foreign pending patents.  The issued patents and patent applications, if issued, expire between 2019 and 2037 and include composition of matter, use and process claims to cover the proprietary technology platforms and specific products and product candidates.  Patents are issued or pending in Australia, Brazil, Canada, China, Europe, India, Israel, Japan, Korea, Mexico, Russia, South Africa, and the United States.  For Corplex and MicroCor, some of the issued patents and pending patent applications, if issued, may also be eligible for patent term extension and patent term adjustment, respectively, thereby extending their patent terms.”

Please be advised that the Company acknowledges that the Staff may have additional comments and that the Company is responsible for the adequacy and accuracy of the disclosures in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 353-2640.

Sincerely,

Corium International, Inc.

By:	/s/ Robert S. Breuil
Name:	Robert S. Breuil
Title:	Chief Financial Officer

cc:Robert Freedman, Esq.
Fenwick & West LLP